FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For December, 2004

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: January 5, 2005

By: /s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

GENTRY RESOURCES LTD.

MATERIAL CHANGE REPORT

ITEM 1:

Name and Address of Reporting Issuer:

Gentry Resources Ltd. (the "Corporation")

#2500, 101 – 6th Avenue S.W.

Calgary, Alberta

T2P 3P4

ITEM 2:

Date of Material Change:

December 30, 2004

ITEM 3:

Press Release:

Press Release issued on December 30, 2005.

ITEM 4:

Summary of Material Change:

On December 30, 2004, the Corporation closed a private placement of 80,000 common shares issued on a "flow-through basis" to certain insiders and employees of the Corporation for total proceeds of $320,000.  The proceeds of the offering will be used to incur certain types of Canadian Exploration Expenses, as such term is defined in the Income Tax Act (Canada).

ITEM 5:

Full Description of Material Change:

Please see attached Press Release.

ITEM 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7:

Omitted Information:

No information has been omitted.

ITEM 8:

Executive Officer:

For further information, please contact Ketan Panchmatia, Vice President, Finance and Chief Financial Officer of the Corporation at (403) 264-6161.

ITEM 9:

Date of Report:

DATED at Calgary, Alberta, the 5th day of January, 2005.

2500, 101- 6th Avenue SW Calgary, AB T2P 3P4 Phone (403) 264-6161 Fax (403) 266-3069
Gentry Closes Flow-through Equity Financing

Calgary, Alberta, December 30, 2004 - Gentry Resources Ltd. ("Gentry") is pleased to announce that it has closed the previously announced flow-through share private placement financing.

80,000 common shares were issued on a flow-through basis at a price of $4.00 each for total gross proceeds of $320,000.  Insiders and employees of the Company subscribed to 100% of this financing.

The proceeds from the flow-through shares will be used to incur certain types of Canadian Exploration Expense (“CEE”) as defined in the Income Tax Act (Canada) and Gentry will renounce, for the 2004 taxation year, such CEE in favour of original holders of the flow-through shares in an amount equal to the issue price for each flow-through share.

After giving effect to this financing, Gentry has 38,594,935 common shares issued and outstanding.  The common shares trade on the Toronto Stock Exchange under the symbol “GNY”.

For Details, Contact:              Hugh Ross, President & Chief Executive Officer       (403) 264-6161

R. Gordon McKay, Chief Operating Officer                  (403) 264-6161

Roger Fullerton, Manager, Investor Relations             (952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com                                                                    TSX Symbol:  GNY

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

   (403) 264-6161

Ketan Panchmatia, Chief Financial Officer

(403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

TSX Symbol:  GNY

Endnotes

 News Release